FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 3, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions of the Annual General Meeting of Magyar Telekom Plc. held on April 2, 2009

Budapest — April 3, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby announces the resolutions of its Annual General Meeting held on April 2, 2009.

Resolution No. 1/2009 (IV.2)

The General Meeting agrees that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 626 411 661 affirmative votes (89,53%), 15 351 negative votes (0,00%), and 0 abstentions (0,00%).

Resolution No. 2/2009 (IV.2)

The General Meeting elects dr. Zsolt Herczegh Keeper of the Minutes in addition to electing Oliver Kranzusch, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 660 088 130 affirmative votes (94,35%), 15 451 negative votes (0,00%), and 39 026 586 abstentions (5,58%).

Resolution No. 3/2009 (IV.2)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.         Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2008;

2.         Decision on the approval of the 2008 consolidated annual financial statements of the company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

3.         Decision on the approval of the 2008 annual stand alone financial statements of the Magyar Telekom Plc. prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4.         Proposal of the Board of Directors for the use of the profit after tax earned in 2008; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2008;

5.         Decision on the approval of the Corporate Governance and Management Report;

6.         Decision on granting relief from liability to the members of the Board of Directors;

7.         Decision on the modification of the Articles of Association of Magyar Telekom Plc. (1.4 (a) Sites of the Company; 2.5.3. and 5.3: The Shareholders’ Register and Closing of the Shareholders’ Register; 7.4.1.(a): The Board of Directors; 7.8: Liability of Directors; 8.6: Liabilities of Members of the Supervisory Board; 9.1: The Auditor/Election);

8.         Election of Members of the Board of Directors;

9.         Election of Members of the Supervisory Board;

10.  Approval of the Remuneration guidelines;

11.  Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.

The General Meeting adopts this Resolution with 699 629 364 affirmative votes (100,00%), 15 951 negative votes (0,00%), and 0 abstentions (0,00%).

Resolution No. 4/2009 (IV.2)

The General Meeting approves the 2008 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), including Balance Sheet Total Assets of HUF 1,168,856 million and profit after tax HUF 105,593 million (before the deduction of HUF 12,585 million attributable to minority interests).

The General Meeting adopts this Resolution with 697 854 445 affirmative votes (99,74%), 22 001 negative votes (0,00%), and 1 764 189 abstentions (0,25%).

Resolution No. 5/2009 (IV.2)

The General Meeting approves the Y2008 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 965,252 million and After-tax Net Income of HUF 98,625 million.

The General Meeting adopts this Resolution with 697 856 797 affirmative votes (99,74%), 21 101 negative votes (0,00%), and 1 764 917 abstentions (0,25%).

Resolution No. 6/2009 (IV.2)

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2008.

After the deduction of HUF 77,051,913,476 to be disbursed as dividends from the after-tax profits of HUF 98,625,259,346 based on HAR figures, the Company shall allocate the remaining amount of HUF 21,573,345,870 as profit reserves.

May 7th, 2009 shall be the first day of dividend disbursement. The record date shall be April 29th, 2009.

On April 15th, 2009, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Nemzet, Népszabadság, Napi Gazdaság and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

The General Meeting adopts this Resolution with 699 626 714 affirmative votes (100,00%), 15 351 negative votes (0,00%), and 650 abstentions (0,00%).

Resolution No. 7/2009 (IV.2)

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2008 of the Company.

The General Meeting adopts this Resolution with 697 857 367 affirmative votes (99,74%), 38 001 negative votes (0,01%), and 1 747 347 abstentions (0,25%).

Resolution No. 8/2009 (IV.2)

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company- hereby decides on granting the relief from liability for the members of the Board of the Company with respect to the 2008 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting verifies that the members of the Board have performed their work in 2008 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be abolished in the event of a subsequent court ruling declaring the information based on which the relief of liability was granted false or insufficient.

The General Meeting adopts this Resolution with 697 856 311 affirmative votes (99,74%), 17 377 negative votes (0,00%), and 1 767 847 abstentions (0,25%).

Resolution No. 9/2009 (IV.2)

Due to the change of the sites of the Company one of the sites (1107 Budapest, Zágrábi u. 1-3) has to be deleted from Section 1.4. of the Articles of Association.

The Annual General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 872 264 affirmative votes (98,75%), 7 004 885 negative votes (1,00%), and 1 764 166 abstentions (0,25%).

Resolution No. 10/2009 (IV.2)

The Act on Business Association (Companies Act) provides possibility for the modification concerning Section 2.5.3. and 5.3. The lift of the ban on trading during the period in question supports the mobility of the share market.

The Annual General Meeting approves the amendment of Section 2.5.3. and 5.3. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 871 717 affirmative votes (98,75%), 7 005 260 negative votes (1,00%), and 1 764 338 abstentions (0,25%).

Resolution No. 11/2009 (IV.2)

Section 7.4.1 a) is amended to more precisely align with the terminology of the Companies Act.

The Annual General Meeting approves the amendment of Section 7.4.1. a) of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 870 537 affirmative votes (98,75%), 7 005 432 negative votes (1,00%), and 1 764 166 abstentions (0,25%).

Resolution No. 12/2009 (IV.2)

Section 7.8. and 8.6. represent the modifications of the Companies Act effective from January 1, 2008. This provision is applicable to the report prepared for the business years commencing from 2008.

The Annual General Meeting approves the amendment of Section 7.8. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 866 889 affirmative votes (98,75%), 7 027 260 negative votes (1,00%), and 1 742 166 abstentions (0,25%).

Resolution No. 13/2009 (IV.2)

The Annual General Meeting approves the amendment of Section 8.6. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 893 889 affirmative votes (98,75%), 7 005 260 negative votes (1,00%), and 1 742 166 abstentions (0,25%).

Resolution No. 14/2009 (IV.2)

The modification relating to Section 9.1. makes the text more precise.

The Annual General Meeting approves the amendment of Section 9.1. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 690 894 413 affirmative votes (98,75%), 7 004 785 negative votes (1,00%), and 1 742 117 abstentions (0,25%).

Resolution No. 15/2009 (IV.2)

At the general meeting a shareholder’s proposal has been submitted related to supplementing Section 4.4 of the Articles of Association with the following:

“Shareholders who are residents in countries that are directly or indirectly not eligible for full-scope rights either in the OECD or the EU, are entitled to exercise maximum 10% of their rights related to their shares owned in the Company.”

The Annual General Meeting does not approve the proposal for the amendment of Section 4.4. of the Articles of Association.

The General Meeting passes this Resolution with 1 824 affirmative votes (0,00%), 617 480 932 negative votes (88,26%), and 39 095 212 abstentions (5,59%).

Resolution No. 16/2009 (IV.2)

At the general meeting a shareholder’s proposal has been submitted related to supplementing Section 7.4.1 of the Articles of Association with the following:

[7.4.1. The Board of Directors]

(g) “shall align the average gross salary of employees of the Company to the EUR equivalent of the January 1, 2009 average gross salary of companies operating in the European Union and consolidated by DT AG at the exchange rate effective on June 30, 2008, until May 1, 2009 – i.e. the five-year anniversary of Hungary’s membership in the EU.”

The Annual General Meeting does not approve the proposal for the amendment of Section 7.4.1. of the Articles of Association.

The General Meeting passes this Resolution with 1 151 affirmative votes (0,00%), 617 463 765 negative votes (88,25%), and 39 113 052 abstentions (5,59%).

Resolution No. 17/2009 (IV.2)

The General Meeting elects Mr. Guido Kerkhoff to the members of Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 698 970 983 affirmative votes (99,90%), 149 273 negative votes (0,02%), and 516 049 abstentions (0,07%).

Resolution No. 18/2009 (IV.2)

The General Meeting elects Dr. Steffen Roehn to the members of Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 698 953 983 affirmative votes (99,90%), 171 273 negative votes (0,02%), and 516 049 abstentions (0,07%).

Resolution No. 19/2009 (IV.2)

The General Meeting elects Mr. Wolfgang Hetlinger to the members of the Board of Directors of Magyar Telekom until May 31, 2010.

The General Meeting adopts this Resolution with 698 945 051 affirmative votes (99,90%), 175 505 negative votes (0,03%), and 520 148 abstentions (0,07%).

Resolution No. 20/2009 (IV.2)

The General Meeting elects Mrs. Mechthilde Maier to the members of Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 698 949 651 affirmative votes (99,90%), 153 505 negative votes (0,02%), and 515 548 abstentions (0,07%).

Resolution No. 21/2009 (IV.2)

The General Meeting elects Mrs. Éva Őz to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 699 622 923 affirmative votes (100,00%), 1 100 negative votes (0,00%), and 651 abstentions (0,00%).

Resolution No. 22/2009 (IV.2)

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 699 601 430 affirmative votes (99,99%), 1 750 negative votes (0,00%), and 673 abstentions (0,00%).

Resolution No. 23/2009 (IV.2)

The General Meeting approves Magyar telekom’s Remuneration Guidelines, as stated in the submission, and authorizes the Remuneration Committee of the Board of Directors to implement the Remuneration Guidelines.

The General Meeting adopts this Resolution with 699 597 702 affirmative votes (99,99%), 1 152 negative votes (0,00%), and 22 000 abstentions (0,00%).

Resolution No. 24/2009 (IV.2)

The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”) PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16.; company registration number: 01-09-063022, registration no.: 001464) personally: Márta Hegedűsné Szűcs as registered auditor (Chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) to perform audit services for the year 2009, i.e. for the period ending May 31st 2010 or if the Annual General Meeting closing the 2009 fiscal year will be held prior to May 31st 2010 then on the date thereof. In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor. The General Meeting approves HUF 89,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting adopts this Resolution with 697 873 683 affirmative votes (99,75%), 1 323 negative votes (0,00%), and 1 745 848 abstentions (0,25%).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 3, 2009